Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2022

Financial Results and Business Update

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ACTengine® TCR-T cell therapy targeting PRAME is enrolling patients in all three Phase 1b cohorts: IMA203 monotherapy at provisional recommended Phase 2 dose (RP2D) (Cohort A), IMA203/nivolumab checkpoint inhibitor combination (Cohort B) and IMA203CD8 2nd generation monotherapy (Cohort C)

•	TCR Bispecific candidate TCER® IMA401 targeting MAGEA4/A8 Phase 1a clinical trial initiated in patients with recurrent and/or refractory solid tumors

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New multi-program collaboration initiated with Bristol Myers Squibb to develop allogeneic TCR-T/CAR-T programs using Immatics’ proprietary ACTallo® platform; Immatics received $60 million upfront payment and is eligible for up to $700 million per program in milestone payments as well as tiered royalties

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Autologous TCR-T collaboration with Bristol Myers Squibb from 2019 expanded to include one additional target; Immatics received $20 million upfront payment and is eligible for milestone payments and royalties

•	CRISPR-based gene editing: Strategic research collaboration and licensing agreement with Editas Medicine, Inc. signed

•	Cash and cash equivalents as well as other financial assets of $337.0 million[1] (€324.4 million) as of June 30, 2022, funding company operations into second half of 2024

Tuebingen, Germany and Houston, Texas, August 9, 2022 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today reported financial results and provided a business update for the quarter ended June 30, 2022.

“Immatics has now initiated all three IMA203 TCR-T Phase 1b expansion cohorts with the objective to deliver durable objective responses in heavily pre-treated solid cancer patients. Our IMA203 TCR-T therapy as well as IMA402, our TCR Bispecific, both target a PRAME peptide which represents one of the most promising and prevalent targets in the solid cancer space,” commented Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “We are also very excited to have recently announced two new agreements with Bristol Myers Squibb and Editas Medicine that strengthen our capabilities in the field of allogeneic gamma delta T cell therapies. By combining our strengths through such partnerships, we can accelerate the development of our pipeline and increase its potential to deliver a meaningful impact on the lives of cancer patients.”

Immatics Press Release August 9, 2022	1 | 11

Second Quarter 2022 and Subsequent Company Progress

Adoptive Cell Therapy Programs

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ACTengine® IMA203 (PRAME) – Following interim results from the IMA203 monotherapy during Phase 1a dose escalation, Immatics has extended the clinical trial to three Phase 1b expansion cohorts to realize a high rate of durable responses with TCR-T against PRAME.

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Cohort A – IMA203 as monotherapy at the provisional recommended Phase 2 dose (RP2D) plus exploration of a higher dose level (dose level 5, DL5; up to 4.7 billion transduced CD8 T cells per m² body surface area)

•	Cohort B – IMA203 in combination with the PD-1 immune checkpoint inhibitor Opdivo® (nivolumab)

•	Cohort C – IMA203CD8, a 2nd generation monotherapy where IMA203 is co-expressed with a CD8 co-receptor to leverage functional CD4 T cells in addition to CD8 T cells in the anti-tumor response

As per the respective announcements made in March and May, the first patients have been treated in Cohort A and Cohort B, with the first patient expected to be treated in Cohort C in August, 2022. The next data readout for the IMA203 monotherapy cohort at RP2D is expected for 2H 2022 and an initial data readout for Cohort B and Cohort C is planned for YE2022.

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ACTallo® – On June 2nd, 2022, Immatics announced a multi-program collaboration with Bristol Myers Squibb to develop allogeneic TCR-T/CAR-T programs. Immatics received an upfront payment of $60 million and is eligible for up to $700 million per Bristol Myers Squibb program through milestone payments and tiered royalties. Under the collaboration agreement, Bristol Myers Squibb receives access to Immatics’ proprietary gamma delta T cell-derived allogeneic Adoptive Cell Therapy (ACT) platform, ACTallo®, and can bring in up to 4 TCR-T targets based on the 2019 collaboration agreement or CAR-T targets. Immatics receives access to Bristol Myers Squibb’s next-generation technologies. The companies will work together to develop and commercialize two of Bristol Myers Squibb’s allogeneic TCR-T/CAR-T programs. Under the terms of the collaboration, both companies have an option to develop up to four additional programs each. Immatics may also develop additional allogeneic programs based on its ACTallo® platform outside of the collaboration.

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ACTallo® – Immatics entered a strategic research collaboration and licensing agreement with Editas Medicine, Inc., combining gamma delta T cell adoptive cell therapies and gene editing to develop medicines for the treatment of cancer. As part of the agreement, Immatics gains non-exclusive rights to Editas Medicine’s CRISPR technology and intellectual property.

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Autologous TCR-T – Immatics and Bristol Myers Squibb expanded their autologous T cell receptor-based therapy (TCR-T) collaboration signed in 2019 by including one additional TCR-T target discovered by Immatics. Immatics received a payment of $20 million and is eligible for milestone payments as well as royalties.

•	ACTengine® IMA201 (MAGEA4/A8) – The Phase 1a dose escalation cohort is ongoing and is expected to be completed by YE2022.

TCR Bispecifics Programs

Immatics’ TCER® candidates are next-generation, half-life extended TCR Bispecific molecules designed to maximize efficacy while minimizing toxicities in patients through its proprietary format using a low-affinity T cell recruiter and a high-affinity TCR domain.

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TCER® IMA401 (MAGEA4/8) – On May 10, 2022, Immatics announced the initiation of its Phase 1 trial evaluating the company’s most advanced T cell engaging receptor (TCER®) IMA401 in patients with recurrent and/or refractory solid tumors. The Phase 1 clinical trial is expected to include approximately 50 patients at up to 15 centers in Germany. IMA401 is developed in collaboration with Bristol Myers Squibb.

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TCER® IMA402 (PRAME) – A preclinical data update will be presented at the European Society for Medical Oncology (ESMO) Annual Meeting (September 9-13, 2022). Manufacturing of the clinical batch is on track for 2H 2022 and initiation of the Phase 1 trial is planned in 2023.

Corporate Developments

Board of Directors Update

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At Immatics’ Annual General Meeting in June 2022, Nancy Valente, M.D., was elected as a member of the company’s Board of Directors. Dr. Valente brings over 20 years of experience in oncology and hematology drug development. In her last position at Genentech/Roche, she was Senior Vice President, Oncology Product Development, where she helped to build a diverse portfolio of new oncology therapies encompassing small molecules, antibodies, bispecific antibodies and antibody drug conjugates. Additional information on all members of Immatics’ Board of Directors can be found on the Immatics website.

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Second Quarter 2022 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €324.4 million ($337.0 million1) as of June 30, 2022, compared to €252.7 million ($262.5 million1) as of March 31, 2022. The increase is mainly due to the receipt of the upfront payment in connection with the collaboration agreement with Bristol Myers Squibb on allogeneic ACT as well as the addition of one additional autologous TCR-T target as part of a 2019 collaboration agreement, partly offset by the financing of our ongoing research and development activities. With the addition of these upfront payments, the Company projects a cash runway into 2H 2024.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €17.2 million ($17.9 million1) for the three months ended June 30, 2022, compared to €5.2 million ($5.4 million1) for the three months ended June 30, 2021. The increase is mainly related to the increased recognition of revenue for the multiple collaboration agreements Immatics has in place.

Research and Development Expenses: R&D expenses were €25.2 million ($26.2 million1) for the three months ended June 30, 2022, compared to €20.3 million ($21.1 million1) for the three months ended June 30, 2021. The increase is mainly related to increased spending on clinical trials.

General and Administrative Expenses: G&A expenses were €8.7 million ($9.0 million1) for the three months ended June 30, 2022, compared to €8.3 million ($8.6 million1) for the three months ended June 30, 2021.

Net Income/Loss: Net loss was €14.0 million ($14.5 million1) for the three months ended June 30, 2022, compared to a net loss of €26.5 million ($27.5 million1) for the three months ended June 30, 2021. The decrease was primarily the result of the increased revenue from multiple collaboration agreements.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2022 (1 EUR = 1.0387 USD).

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Upcoming Investor Conferences

•	Jefferies Cell and Genetic Medicine Summit, New York – September 29-30, 2022

•	Jefferies London Healthcare Conference, London, U.K. – November 15-17, 2022

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Instagram, Twitter and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media and Investor Relations Contact
Jacob Verghese or Eva Mulder
Trophic Communications
Phone: +49 89 2070 89831 or +31 6 52 33 1579 immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Director, Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	June 30, 2022	December 31, 2021
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	265,125	132,994
Other financial assets	59,253	12,123
Accounts receivable	961	682
Other current assets	10,686	6,408

Total current assets	336,025	152,207
Non-current assets
Property, plant and equipment	11,271	10,506
Intangible assets	1,309	1,315
Right-of-use assets	15,016	9,982
Other non-current assets	4,678	636

Total non-current assets	32,274	22,439

Total assets	368,299	174,646

Liabilities and shareholders’ equity
Current liabilities
Provisions	2,858	51
Accounts payable	13,284	11,624
Deferred revenue	78,394	50,402
Other financial liabilities	14,116	27,859
Lease liabilities	2,429	2,711
Other current liabilities	2,913	2,501

Total current liabilities	113,994	95,148
Non-current liabilities
Deferred revenue	115,321	48,225
Lease liabilities	13,984	7,142
Other non-current liabilities	59	68

Total non-current liabilities	129,364	55,435
Shareholders’ equity
Share capital	653	629
Share premium	593,026	565,192
Accumulated deficit	(466,131)	(537,813)
Other reserves	(2,607)	(3,945)

Total shareholders’ equity	124,941	24,063

Total liabilities and shareholders’ equity	368,299	174,646

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Unaudited Condensed Consolidated Statement of Income/(Loss) of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	17,215	5,189	120,123	12,592
Research and development expenses	(25,216)	(20,340)	(50,360)	(43,389)
General and administrative expenses	(8,683)	(8,271)	(17,961)	(16,702)
Other income	27	26	32	265

Operating result	(16,657)	(23,396)	51,834	(47,234)
Financial income	7,015	213	8,774	3,101
Financial expenses	(407)	(629)	(1,524)	(1,277)
Change in fair value of warrant liabilities	(2,786)	(2,722)	13,743	(3,936)

Financial result	3,822	(3,138)	20,993	(2,112)

Profit/(loss) before taxes	(12,835)	(26,534)	72,827	(49,346)
Taxes on income	(1,145)	—	(1,145)	—
Net profit/(loss)	(13,980)	(26,534)	71,682	(49,346)

Net profit/(loss) per share:
Basic	(0.22)	(0.42)	1.12	(0.78)
Diluted	(0.22)	(0.42)	1.11	(0.78)
Weighted average shares outstanding:
Basic	64,915,600	62,909,095	63,932,449	62,908,945
Diluted	64,915,600	62,909,095	64,477,256	62,908,945

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Unaudited Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	(Euros in thousands)		(Euros in thousands)
Net profit/(loss)	(13,980)	(26,534)	71,682	(49,346)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences from foreign operations	778	(1,401)	1,338	1,324

Total comprehensive income/(loss) for the period	(13,202)	(27,935)	73,020	(48,022)

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Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Six months ended June 30,
	2022	2021
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	71,682	(49,346)
Adjustments for:
Interest income	(23)	(87)
Depreciation and amortization	3,407	2,264
Interest expense	538	140
Equity settled share-based payment	11,262	16,270
Net foreign exchange differences	115	236
Change in fair value of warrant liabilities	(13,743)	3,936
Changes in:
(Increase)/decrease in accounts receivable	(280)	532
(Increase)/decrease in other assets	(6,903)	902
Increase/(decrease) in accounts payable and other liabilities	98,078	(11,363)
Interest received	23	54
Interest paid	(434)	(140)

Net cash provided by/(used in) operating activities	163,722	(36,602)

Cash flows from investing activities
Payments for property, plant and equipment	(1,965)	(1,912)
Cash paid for investments classified in Other financial assets	(59,253)	(11,423)
Cash received from maturity of investments classified in Other financial assets	12,695	3,411
Payments for intangible assets	(6)	(390)
Proceeds from disposal of property, plant and equipment	1	8

Net cash (used in)/provided by investing activities	(48,528)	(10,306)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	17,112	—
Transaction costs deducted from equity	(515)	—
Payments for leases	(1,394)	(1,348)

Net cash provided by/(used in) financing activities	15,203	(1,348)

Net increase/(decrease) in cash and cash equivalents	130,397	(48,256)

Cash and cash equivalents at beginning of period	132,994	207,530

Effects of exchange rate changes on cash and cash equivalents	1,734	819

Cash and cash equivalents at end of period	265,125	160,093

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Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387
Other comprehensive income	—	—	—	1,324	1,324
Net loss	—	—	(49,346)	—	(49,346)
Comprehensive income/(loss) for the year	—	—	(49,346)	1,324	(48,022)
Equity-settled share-based compensation	—	16,270	—	—	16,270

Balance as of June 30, 2021	629	554,965	(493,824)	(6,135)	55,635

Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	1,338	1,338
Net profit	—	—	71,682	—	71,682
Comprehensive income for the year	—	—	71,682	1,338	73,020
Equity-settled share-based compensation	—	11,262	—	—	11,262
Share options exercised	—	1	—	—	1
Issue of share capital - net of transaction costs	24	16,571	—	—	16,595

Balance as of June 30, 2022	653	593,026	(466,131)	(2,607)	124,941

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